Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

In connection with the proposed merger of Cell Therapeutics, Inc. (“CTI”) and Novuspharma, S.p.A., CTI filed with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) a listing prospectus relating to its common stock and on December 17, 2003, CONSOB approved the publication by CTI of the listing prospectus. CTI published its listing prospectus on December 22, 2003. CTI filed portions of the listing prospectus under cover of Form 8-K today and they are incorporated by reference into this filing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) has filed a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospects and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.